Approvable letter for Bonefos(R) (clodronate) for adjuvant treatment of breast cancer in the United States

Berlin, January 7, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) today announced that the U.S. Food and Drug Administration (FDA) has issued an approvable letter for Bonefos(R) (clodronate), an oral non-amino bisphosphonate intended to reduce the occurrence of bone metastases in the post-surgical (adjuvant) treatment of breast cancer patients.

Berlex, Inc., Schering's U.S. affiliate, plans to request a meeting with the FDA to discuss the information that is needed to obtain approval, and will submit this information as quickly as possible.

"We look forward to the opportunity to meet with the FDA so we can advance the approval process," said Marc Rubin, MD, member of the Schering AG Board of Executive Directors responsible for Development and Oncology.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de


Find additional information at: www.schering.de/eng